UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________________
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. )1
_____________________________________________________
MiMedx Group, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

602496101
(CUSIP Number)

EIAD ASBAHI
PRESCIENCE POINT CAPITAL MANAGEMENT, LLC
1670 Lobdell Avenue, Suite 200
Baton Rouge, Louisiana 70806
225-341-5565

COPIES TO:
Jeffrey Kochian, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 602496101

1	NAME OF REPORTING PERSONS Prescience Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,024,730
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,024,730

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,024,730
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 602496101

1	NAME OF REPORTING PERSONS Prescience Point Special Opportunity LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,810,944
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,810,944

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,810,944
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 602496101

1	NAME OF REPORTING PERSONS Prescience Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,835,674
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,835,674

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,835,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 602496101

1	NAME OF REPORTING PERSONS Prescience Investment Group, LLC d/b/a Prescience Point Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LOUISIANA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,735,918
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,735,918

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,735,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 602496101

1	NAME OF REPORTING PERSONS Eiad Asbahi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,736,850
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,736,850

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,736,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value (the “Shares”), of MiMedx Group, Inc., a Florida corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1775 West Oak Commons Court, NE, Marietta, Georgia, 30062.

Item 2.	Identity and Background.

(a)	This statement is filed by:
	(i)	Prescience Partners LP (“Prescience Partners”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
	(ii)	Prescience Point Special Opportunity LP (“Prescience Point”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
	(iii)	Prescience Capital, LLC (“Prescience Capital”), a Delaware limited liability company, as the general partner of each of Prescience Partners and Prescience Point;
(iv)

Prescience Investment Group, LLC d/b/a Prescience Point Capital Management LLC (“Prescience Management”), a Louisiana limited liability company, as the investment manager and general partner of each of Prescience Partners and Prescience Point and the investment manager to certain managed accounts (the “Managed Accounts”); and

	(v)	Eiad Asbahi, as managing member of Prescience Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, which is filed as Exhibit 99.1 hereto.

(b)       The address of the principal office of each of the Reporting Persons is 1670 Lobdell Avenue, Suite 200, Baton Rouge, Louisiana 70806.

(c)       The principal business of Prescience Partners and Prescience Point is investing in securities. The principal business of Prescience Capital is serving as the general partner of each of Prescience Partners and Prescience Point. The principal business of Prescience Management is serving as the investment manager to each of Prescience Partners and Prescience Point as well as serving as the investment manager to the Managed Accounts. The principal occupation of Mr. Asbahi is serving as the managing member of each of Prescience Capital and Prescience Management.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Prescience Partners, Prescience Point and Prescience Capital is organized under the laws of the State of Delaware, Prescience Management is organized under the laws of the State of Louisiana and Mr. Asbahi is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Prescience Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in this Schedule 13D. The aggregate purchase price of the 6,024,730 Shares held by Prescience Partners is approximately $16,507,760, including brokerage commissions.

 The Shares purchased by Prescience Point were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in this Schedule 13D. The aggregate purchase price of the 1,810,944 Shares held by Prescience Point is approximately $3,676,216, including brokerage commissions.

The Shares purchased by the Managed Accounts were purchased with capital available from the Managed Accounts in open market purchases. The aggregate purchase price of the 900,244, Shares held by the Managed Accounts is approximately $3,209,111, including brokerage commissions.

932 Shares were purchased for an individual retirement account of a family member of Eiad Asbahi using the personal funds of such family member. The aggregate purchase price of the 932 Shares held in such account is approximately $4,492, including brokerage commissions.

Item 4.	Purpose of the Transaction.

The Reporting Persons acquired the Shares based on the Reporting Persons’ belief that the Shares, when acquired, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares in the open market, private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer (the "Board"), other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties. The Reporting Persons have discussed a variety of matters relating to the Issuer, including, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction. In the future, the Reporting Persons may decide to pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons believe that the Issuer’s management and Board have ineffectively communicated the value of the Issuer’s Amniofix injectable product to the investment community, which the Reporting Persons believe has resulted in the chronic undervaluing of the Issuer’s equity by the public markets. The Reporting Persons believe that the value of the Issuer’s pipeline of clinical trials for Amniofix far exceeds that of the Issuer’s advanced wound care business. The Reporting Persons intend to engage in discussions with management and the Board to bring about positive changes in the Issuer’s messaging to the investment community.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. The Reporting Persons believe that, following the completion of and subsequent data readout from its Phase 2b knee OA trial, the Issuer should explore possible strategic alternatives, including a possible sale of the Issuer or Amniofix to a strategic buyer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take other such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with the Issuer’s management and the Board, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition), operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 111,045,418 Shares outstanding as of October 26, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2020.

(c) The transactions in the Shares on behalf of each of Prescience Partners, Prescience Point and the Managed Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent that he or it actually exercises voting and/or investment power over Shares.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
Exhibit                                       Description

99.1 Joint Filing Agreement by and among Prescience Partners, LP, Prescience Point Special Opportunity LP, Prescience Capital, LLC, Prescience Investment Group, LLC d/b/a Prescience Point Capital Management LLC and Eiad Asbahi, dated January 13, 2021.
_______________________________________

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2021

Prescience Partners, LP

By:	Prescience Point Capital Management LLC Investment Manager

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member
Prescience Point Special Opportunity LP

By:	Prescience Point Capital Management LLC Investment Manager

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

Prescience Capital, LLC

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

Prescience Point Capital Management LLC

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

/s/ Eiad Asbahi
EIAD ASBAHI

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days
Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

PRESCIENCE PARTNERS, LP

Purchase of Common Stock	62,635	5.75	12/08/2020
Purchase of Common Stock	73,945	5.87	12/09/2020
Purchase of Common Stock	25,200	6.14	12/10/2020
Purchase of Common Stock	22,817	6.57	12/15/2020
Sale of Common Stock	45,000	8.12	12/16/2020
Sale of Common Stock	39,597	9.28	12/17/2020
Sale of Common Stock	100,000	9.61	12/18/2020

PRESCIENCE POINT SPECIAL OPPORTUNITY LP

Sale of Common Stock	30,000	9.61	12/18/2020

PRESCIENCE POINT CAPITAL MANAGEMENT LLC
(Through the Managed Accounts)

Purchase of Common Stock	3,100	6.23	12/10/2020
Purchase of Common Stock	13,000	6.10	12/10/2020

EXHIBIT 99.1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)
The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
DATE: January 13, 2021

Prescience Partners, LP

By:	Prescience Point Capital Management LLC Investment Manager

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member
Prescience Point Special Opportunity LP

By:	Prescience Point Capital Management LLC Investment Manager

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

Prescience Capital, LLC

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

Prescience Point Capital Management LLC

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

/s/ Eiad Asbahi
EIAD ASBAHI